UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.

Other Information

On September 22, 2017, China Ceramics Co., Ltd. (the “Company”) issued a press release announcing the results of the 2017 Annual Meeting of its shareholders held on September 22, 2017 in Jinjiang, Fujian province, China. The record date for the Annual Meeting was August 18, 2017; as of the record date, the Company had 3,816,370 Shares outstanding and entitled to vote at the Annual Meeting.

At the Annual Meeting the Company’s shareholders (i) elected Huang Jia Dong, Liu Jianwei, Liu Jun, Shen Chengliang, Su Weifeng and Roy Tan Choon Kang as the Company’s directors to serve until the Company’s next Annual Meeting or until their respective successors become duly appointed and qualified, and (2) ratified the appointment of Centurion ZD CPA Limited as the Company’s independent auditors for the fiscal year ending December 31, 2017 with the following vote:

1. Election of Directors

	For	Withheld

Huang Jia Dong	1,992,680	25,094
Liu Jianwei	1,991,816	25,958
Liu Jun	1,993,599	24,175
Shen Chengliang	1,991,816	25,958
Su Weifeng	1,993,661	24,113
Roy Tan Choon Kang	1,991,754	26,020

2.       Ratification of the appointment of Centurion ZD CPA Limited as independent auditors.

For	Against	Abstain

2,014,062	3,549	163

A copy of the press release making the announcement is attached hereto as exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated September 25, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2017

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 25, 2017.